UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SEC FILE NUMBER 001-37420
CUSIP NUMBER 81752R100

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One) ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q   ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR
For Period Ended: December 31, 2023
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended: Not applicable
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I - REGISTRANT INFORMATION Seritage Growth Properties

Full Name of Registrant Not applicable

Former Name if Applicable 500 Fifth Avenue, Suite 1530

Address of Principal Executive Office (Street and Number) New York, New York 10110
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Seritage Growth Properties (the “Company”) needs additional time to evaluate and conclude on their assessment of the internal control over financial reporting, and as a result Deloitte & Touche LLP, the Company’s independent registered public accounting firm is unable to complete its audit procedures, including its evaluation of the Company's internal control over financial reporting, and render its audit opinion on the consolidated financial statements as of and for the year ended December 31, 2023 by March 15, 2024.

The Company fully expects to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K”) within the extension period of 15 calendar days as provided under Rule 12b-25 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including with respect to the timing of the filing of the Form 10-K. Such forward-looking statements are based on assumptions about many important factors, including the following, which could cause actual results to differ materially from those in the forward-looking statements: the risk that the Form 10-K is not filed within the extension period prescribed by Rule 12b-25 and other risks identified in the Company’s most recent filing on Form 10-K and other SEC filings, all of which are available on the Company’s website. The Company does not undertake to update its forward-looking statements unless otherwise required by the federal securities laws.
PART IV - OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification
Matthew Fernand	212	355-7800
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
	☒ Yes	☐ No
If answer is no, identify report(s).

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected
by the earnings statements to be included in the subject report or portion thereof?	☐ Yes	☒ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Seritage Growth Properties

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 15, 2024	By:	/s/ Matthew Fernand
Matthew Fernand
Chief Legal Officer and Corporate Secretary